

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 9, 2017

Lainie Goldstein
Chief Financial Officer
Take Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

> **Re: Take Two Interactive Software, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed May 24, 2017**
> **Form 8-K filed April 18, 2017**
> **Form 8-K furnished August 2, 2017**
> **File No. 001-34003**

Dear Ms. Goldstein:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for (benefit from) income taxes, page 35

1.   We note that your effective tax rate was significantly impacted by tax credits in both fiscal 2016 and 2017. In your September 22, 2016 response letter you indicated that the company did not expect the UK tax credits to have a material impact on your future tax provision. Please explain what the fiscal 2017 tax credits relate to. Also, revise your disclosures to address the significant factors impacting your tax provision (benefit) year-

over-year and whether you anticipate such credits impacting your effective tax rate in the future. We refer you to Item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 45

2.   We note that you extended the estimated service period for *Grand Theft Auto V* to 41 months during the three months ended March 31, 2017 and then to 50 months in the following quarter. Please address the following:

- Describe the factors that resulted in both of these changes;
- Specifically address what new information you considered in recording an additional change during the quarter ended June 30, 2017;
- Clarify whether revenue from new sales will be recognized over 50 months or a shorter period;
- Tell us how you determined that these were changes in estimates rather than corrections of an error. Refer to ASC 250-10-45 and the related definitions in ASC 250-10-20; and
- Disclose the impact of this change in estimate on net income and earnings per share pursuant to ASC 250-10-50-4.

3.   Please tell us the amount of costs initially capitalized related to the Grand Theft Auto V and the remaining balance at each balance sheet date presented. Also, tell us what impact, if any, the change in estimated service period for this game had on the amortization of such costs.

Form 10-Q for the Quarter Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

4.   We note statements made in your Q1 2018 and Q4 2017 earnings transcripts indicating that your margins, both in percentage and dollars, are higher for digital distribution sales. We further note that gross profit as a percentage of net revenue increased to 53.5% for the three months ended June 30, 2017 from 38.6% for the same period in fiscal 2016. Please tell us what impact, if any, the increase in digital distribution sales had on the increase in your gross margins and if material, include a discussion of such impact in your future filings. In your response, provide us with the margins for both digital

distribution and physical retail sales. Also, to the extent it is reasonably likely that the shift between digital distribution and retail sales will have a material impact on your operating performance; please revise to include a discussion of such trends. Refer to SEC Release No. 33-8350.

Form 8-K/A filed April 18, 2017

Exhibit 99.1

5.   Please provide us with your calculations of the significance tests outlined in Rule 1-02(w) of Regulation S-X that you used in applying the requirements of Rule 3-05 and Article 11 of Regulation S-X. In your response, please provide us with the reconciliation of Spanish GAAP to U.S. GAAP that supports your calculations.

Form 8-K furnished August 2, 2017

6.   We note that in Q1 2018 you began presenting a new operational metric called "Net Sales." This measure appears to be calculated by taking net revenue plus/minus the change in deferred revenue, which is typically referred to as billings or bookings.   Please consider revising the description of this measure as it is confusingly similar to titles or descriptions used in Rule 5-03 of Regulation S-X. Also, consider including the calculations that support this measure in your future filings.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                          Sincerely,

                                          /s/ Kathleen Collins

                                          Kathleen Collins
                                          Accounting Branch Chief
                                          Office of Information Technologies
                                          and Services